  Exhibit 99.2

BUENOS AIRES, May 12, 2021

COMISIÓN NACIONAL DE VALORES (“CNV”)
Deputy Management of Issuing Companies
25 de Mayo 175
City of Buenos Aires
To Issuers Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Notice: CPSA-GG-N-0180/21-AL
Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that the Company’s Board of Directors decided the following in the meeting held today: (I) to appoint Osvaldo Arturo Reca Chairman of the Company and Marcelo Atilio Suvá Vice-Chairman and (ii) to appoint Juan José Salas, Tomás White and José Luis Morea members of the Supervisory Committee; and Jorge Villegas y Oscar Luis Gosio deputy members.

Yours sincerely,

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099